Ivanhoe Capital Acquisition Corp.

1177 Avenue of Americas

5th Floor

New York, NY 10026

November 16, 2021

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, NE
Washington, D.C. 20549

Attention:	Melissa Gilmore
Thomas Jones
Erin Purnell
Jean Yu

Re:	Ivanhoe Capital Acquisition Corp. Amendment No. 2 to Registration Statement on Form S-4 Filed October 22, 2021 File No. 333-258691

Ladies and Gentlemen:

This letter sets forth the response of Ivanhoe Capital Acquisition Corp. (the “Company” or “Ivanhoe”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter dated November 5, 2021, with respect to the above-referenced Amendment No. 2 to Registration Statement on Form S-4 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is publicly filing Amendment No. 3 to the Registration Statement (the “Revised Registration Statement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Revised Registration Statement. Set forth below is the Company’s response to the Staff’s comments. For the Staff’s convenience, the Company has incorporated your comments into this response letter in italics.

Amendment No. 2 to Registration Statement on Form S-4 filed October 22, 2021

2021 Unaudited Pro Forma Condensed Combined Financial Information Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations, page 110

1.	Staff’s Comment:

You disclose in footnote (F) that $18.7 million of the proceeds from the PIPE Financing has been recorded as a strategic premium from a strategic investor and treated for accounting purposes as a payment for research and development efforts in the pro forma condensed combined balance sheet. We further note from your disclosure that New SES will amortize the strategic premium liability over the estimated period of the development agreement with the investor which is 2.5 years and that amortization of the strategic premium has been reflected as an offset to research and development expense in the pro forma income statements (Note BB). However, your presentation does not appear to include any pro forma adjustments to give effect to the related research and development costs that will be incurred from the activities under the JDA. In this regard, we note from your response to comment 11, the strategic investor will have contractual rights to the benefits of the Strategic Premium and that you are fully responsible for all costs incurred from the activities under the JDA. Please advise us as to why you have not included the related research and developments costs or revise your pro forma income statement to give effect to such costs, accordingly.

RESPONSE:

In response to the Staff’s comment, the Company has revised the transaction accounting adjustments to the unaudited pro forma condensed combined statements of operations to include the costs to be incurred by SES in fulfilling its obligations under the JDA with the strategic investor. Footnote (BB) on page 121 of the Revised Registration Statement has been revised to note the amount of research and development costs SES expects to incur from the activities under the JDA during the pro forma period.

The Staff is advised that at the time of submission of the Revised Registration Statement SES is not certain of the timing of the spend under the JDA and as such, for the limited purpose of determining the adjustment for the unaudited pro forma condensed combined financial information, the estimated costs under the JDA are assumed to be incurred ratably over the development period consistent with the straight-line amortization assumption of the strategic premium liability.

Existing JDAs, page 223

2.	Staff’s Comment:

We note the disclosure in this section that the JDAs also do not prohibit GM, Hyundai or SES from entering into additional agreements with other third parties. Please disclose, if applicable, the extent to which GM and Hyundai have entered into such agreements with other third parties regarding battery cells.

RESPONSE: The Company acknowledges the Staff’s comment and advises the Staff that the Company has added additional disclosure on page 239 of the Revised Registration Statement to state that, to its knowledge, SES is not aware of any similar JDAs being entered into by either of GM or Hyundai for the development of A-Sample Li-Metal batteries.

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General

3.	Staff’s Comment:

We note the conclusions in your letter dated October 22, 2021 that the "majority of SES’s operations are conducted outside of China, and the majority of the post-business combination combined company’s operations will not be in China." We are unable to agree with these conclusions at this time given the information provided in your letter and your disclosure in the amendment. Regarding the "majority of SES’s operations are conducted outside of China," we note that you mention in the letter that the operations currently conducted by SES in China, through its subsidiary SolidEnergy Systems (Shanghai) Co., Ltd., are limited to research and development. However, it is unclear how you concluded that a majority of operations are conducted outside of China in view of your disclosure on page 224 that over 80% of your employees are engaged in research and development and related functions. Regarding your conclusion that the "majority of the post-business combination combined company’s operations will not be in China," the timeframe in which the majority of operations will not be in China is unclear based on your response. For example, it is unclear whether the majority of the operations will not be in China through 2025 given you mention in your letter that: (1) "SES expects to start building its pilot facility in 2022 in Shanghai" and your disclosure on page 3 of the amendment that the facility is expected to be operational by 2024; (2) the joint venture plant is "expected to be operational by 2025;" and (3) "SES has not yet determined where it will build its proposed facilities for the commercial production of battery cells following the business combination." Please provide further analysis regarding how you concluded that the "majority of SES’s operations are conducted outside of China, and the majority of the post-business combination combined company’s operations will not be in China."

RESPONSE:

The Company acknowledges the Staff’s comment and is hereby providing additional details supporting its conclusion that the majority of SES’s operations are currently, and, following the business combination, are expected to be, conducted outside of China.

Founded in Boston, Massachusetts, SES’s mission is to be a leader in developing and producing next-generation EV batteries, helping America win the global next-generation EV battery race. Today, the majority of Li-ion EV batteries used globally are made by Chinese and Korean companies.

Currently, 70 of SES’s 113 employees are based at its facility in Boston, which focuses on research and development in areas such as cell chemistry, battery materials and advanced control and artificial intelligence (AI) algorithms, as well as engaging with OEMs worldwide, including General Motors and Hyundai. The research and development activities conducted in Boston have generated the core technologies for SES’s hybrid Li-metal batteries. SES plans to continue to conduct and expand these research and development activities at its Boston facility, and is presently seeking to increase its personnel headcount at this facility. Currently, more than 75% of SES’s employees worldwide are engaged in research and development and related functions, of which approximately 65% are in the United States and 35% are in China.

In China, SES currently has 38 employees, of which approximately 80% are focused on developing the manufacturing process for its hybrid Li-Metal batteries. SES’s remaining five employees are located in South Korea and Singapore.

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As noted above, the majority of Li-ion EV batteries used globally today are made by Chinese and Korean companies. In order to compete with these companies and achieve its strategic goals in a timely and effective manner, SES is opening its initial pilot facility in Shanghai, where it will build battery prototypes for its OEM partners, to take advantage of the extensive EV battery ecosystem already in place in China (including the availability of top technical and engineering talent). SES expects that this will accelerate its path to commercial production of its batteries. SES also expects to develop similar research and development capabilities for its hybrid Li-Metal batteries in South Korea.

While the Shanghai 1 GWh pilot facility is being built during 2022 and 2023, SES expects to concurrently ramp up its battery development and commercial mass-production manufacturing capabilities in the United States. Specifically, SES expects to enter into a joint venture with one or both of its existing OEM partners to build a battery manufacturing facility in the United States (the “Expansion I Facility”). It expects to build the first 10 GWh portion of its Expansion I Facility in the United States in 2023 and 2024, with plans for such facility to be operational by 2025, which SES then expects to ramp up to 30 GWh by 2027. SES expects that the Expansion I Facility will be located in the United States because it will serve the United States automotive market (the largest EV market for its existing OEM partners) and automotive OEMs typically prefer to have easy access to their components.

Accordingly, SES currently expects the significant majority of its workforce and operations, at all times, to be outside China.

In response to the Staff’s comment, the Company has added disclosure on pages 52, 77, 78 and 79 of the Revised Registration Statement to provide additional detail as described above and to add risk factor disclosure to address risks related to SES’s operations in China.

We respectfully request the Staff’s assistance in completing the review of the Revised Registration Statement as soon as possible. Please contact Debbie P. Yee, P.C. of Kirkland & Ellis LLP at (713) 836-3630, Sean T. Wheeler, P.C. of Kirkland & Ellis LLP at (713) 836-3427 or Joel Rubinstein of White & Case LLP at (212) 819-7642 with any questions or further comments regarding the responses to the Staff’s comments.

Sincerely,

IVANHOE CAPITAL ACQUISITION CORP.

By:	/s/ Andrew Boyd
Name: Andrew Boyd
Title: Chief Investment Officer

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Enclosures

cc:	Debbie P. Yee (Kirkland & Ellis LLP)
Sean T. Wheeler (Kirkland & Ellis LLP)
Joel Rubinstein (White & Case LLP)

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